

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 1, 2014

Via E-mail

C. Malcolm Holland, III
Chairman and Chief Executive Officer
Veritex Holdings, Inc.
8214 Westchester Drive, Suite 400
Dallas, Texas 75225

> **Re:** **Veritex Holdings, Inc.**
> **Registration Statement on Form S-1**
> **Amendment No. 2**
> **Filed September 29, 2014**
> **File No. 333-198484**

Dear Mr. Holland:

We have reviewed your registration statement and have the following comments. Please respond to this letter by amending your registration statement. After reviewing any amendment to your registration statement, we may have additional comments.

Prospectus Summary

The Offering, page 9

1. In the third bullet point, revise to disclose the number of shares of restricted stock to be granted under the 2014 Omnibus Incentive Plan at the completion of the offering.

Shares Eligible For Future Sale

Lock-up Agreements, page 134

2. We note that 48% of Company shares are held by insiders and 5% holders and that you disclose that 66% of shares are locked-up. Supplementally tell us how you locked-up an amount exceeding that disclosed in the beneficial ownership table. If the lock-up is documented, file the agreement as an exhibit. Also, revise to disclose the referenced exceptions.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jessica Livingston, Staff Attorney, at 202-551-3448 or me at 202-551-3434 with any other questions.

Sincerely,

/s/ Michael Clampitt

Michael Clampitt
Senior Counsel
Office of Financial Services